May 8, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (415) 477-2094

Mr. Thomas S. Olinger, Chief Financial Officer
AMB Property, L.P.
Pier 1, Bay 1
San Francisco, CA   94111

**RE: AMB Property, L.P.
File No. 001-14245
Form 10-K for the year ended December 31, 2008**

Dear Mr. Olinger:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

SS NOI, page 77

1. We note your presentation of SS NOI on a *consolidated* basis as a supplemental measure of the operating performance of your real estate portfolio. Since you are not including a segment discussion in the MD&A, your presentation of SS NOI appears to be in a context other than SFAS 131 requirements and would be a non-

GAAP financial measure under the guidance of Question 19 and 21 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In particular, clarify why you have excluded real estate impairment losses in deriving net operating income. Advise us and disclose how you determined these recurring impairment losses are not related to the performance of your real estate operations.

Consolidated Statements of Cash Flows, page F-5

2. With respect to your presentation of distributions from unconsolidated joint ventures please explain to us, and disclose in future filings, the method you use to determine the character of distributions from equity investees as either returns of, or returns on, your investment in equity investees. The expanded disclosure should specifically address how you account for distributions received from equity investees representing your portion of the proceeds from the equity investees' sales of assets, and the amount of such distributions received for each period presented in your statements of cash flows.

Note 2. Summary of Significant Accounting Policies

Investments in Consolidated and Unconsolidated Joint Ventures, page F-9

3. The disclosure indicates that based on the guidance set forth in EITF 04-5 that you consolidate certain co-investment venture investments *because* you exercise significant control over major operating decisions, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing. Also, the indication that the Company consolidates based on this criteria as well as substantive kick-out rights and/or substantive participating rights appears to be inconsistent with EITF 04-05. Although substantive kick-out rights and substantive participating rights held by the limited partners in a partnership may preclude consolidation by the general partner under EITF 04-05, who is otherwise assumed to control the entity, your disclosure suggests these rights serve as the basis for consolidation in cases where the company is not the general partner. Please refer to paragraphs 9 and 10 of EITF 04-5 and clarify your disclosure as appropriate.

Goodwill and Intangible Assets, page F-10

4. Please tell us the amount and origin of goodwill and intangible assets referenced in this note, and how you reported them in the balance sheet. Also, tell us how you determined that these assets were not impaired given the current economic conditions.

Note 3. Impairment and Restructuring Charges, page F-14

5. Based on the disclosure on page 47 and F-14, it appears that the impairment losses you recognized relate to land inventory, assets under development and assets held for sale or contribution, and pursuit costs of development projects that will no longer be pursued. Please explain to us how you determined that your other operating properties were not impaired, including your consideration of the lease expirations, as disclosed on page 30, and your ability to re-lease those properties.

Note 11. Partners' Capital, page F-33

6. We note the holders of the common limited partnership units of the Operating Partnership and holders of the class B common limited partnership units of AMB Property II, LP have the right to require the Operating Partnership or AMB Property II, LP to redeem those units for cash at their option. We also note that the Operating Partnership or AMB Property II, LP may elect to have the Company exchange those units for shares of the Company on a one-for-one basis. Please tell us your consideration of EITF Topic D-98 as it relates to these units. In this regard, advise us if the Operating Partnership or AMBP Property II, LP has sufficient amount of registered shares available to settle potential redemptions. Clarify if there are any contractual arrangements in place to obtain additional shares as necessary and whether the Company has sufficient registered shares available.

7. Please advise us why the Series L, M and O units issued by the Operating Partnership are described on the face of your balance sheet as preferred units rather than as cumulative redeemable units as disclosed in your footnote. Please explain to us, and disclose in future filings, the terms (including redemption features, if any) of your outstanding Series L, M and O preferred units and tell us your basis for presenting these amounts in permanent equity.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,

Sincerely,

Cicely LaMothe
Branch Chief